April 9, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management, Room 5001
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Mary Cole

Re:	Aston Funds (the “Registrant” or the “Trust”) 1933 Act. No. 33-68666 1940 Act No. 811-8004 Post-Effective Amendment No. 150

Dear Ms. Cole:

On January 24, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 150 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Trust’s offering of Class N and Class I shares of the ASTON/Pictet International Fund (the “Pictet Fund”) and the ASTON/Guardian Capital Global Dividend Fund (the “Guardian Capital Fund” and, together with the Pictet Fund, the “Funds”), each a series of the Trust. You provided comments on the Registration Statement to Vedder Price P.C. by telephone on March 12, 2014. The following sets forth those comments and the Trust’s responses to them. All references are to the Prospectus included in Post-Effective Amendment No. 150 filed with the Commission on January 24, 2014 pursuant to Rule 485(a) under the Securities Act of 1933. The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about April 9, 2014.

Prospectus

1.     Comment:      Please reflect the redemption fee as a shareholder fee in each Fund’s “Annual Fund Operating Expenses” table.

        Response:      The Registrant has made the requested change.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

April 9, 2014

2.     Comment:      Each Fund’s “Annual Fund Operating Expenses” table currently identifies the redemption fee as a “Redemption Fee on Shares Held Less Than 90 Days (as a percentage of amount redeemed).” Please place the reference to shares held less than 90 days in the parenthetical.

        Response:      The Registrant has made the requested change.

3.     Comment:      Please delete footnote (a) to each Fund’s “Annual Fund Operating Expenses” table.

        Response:      The Registrant has made the requested change. However, as discussed with the staff, the Registrant has indicated by footnote that “Other Expenses” in each Fund’s “Annual Fund Operating Expenses” table is an estimate.

4.     Comment:      Please verify that footnote (c) to each Fund’s “Annual Fund Operating Expenses” table expresses what is actually intended. The one-year term appears to be inconsistent with the three-year recoupment period.

        Response:      The Registrant believes that footnote (c) accurately describes the arrangement. The Adviser has agreed to reimburse expenses for an initial one-year period but may recoup expenses for three years following reimbursement.

5.     Comment:      “Small-Cap and Mid-Cap Company Risk” is listed as a principal risk for the Pictet Fund; however, the principal investment strategies of that Fund do not refer to investments in small-cap or mid-cap companies. Please ensure that appropriate strategy disclosure is included to refer to these investments. In that regard, please consider revising the description of the Pictet Fund’s investment strategies to include a discussion of market capitalization.

        Response:      The Registrant has revised the Prospectus in response to the staff’s comment to indicate that the Pictet Fund may invest in small-cap and mid-cap stocks. Each of these terms is defined elsewhere in the Prospectus.

6.     Comment:      Noting that the name of the Guardian Capital Fund includes the term “Global” and that the Guardian Capital Fund’s investment strategies indicate that the Fund will invest in at least 5 countries other than the United States, please indicate the minimum percentage of the Guardian Capital Fund’s assets that will be invested outside the United States.

        Response:      The Registrant has revised the Prospectus in response to the staff’s comment to indicate that, under normal conditions, the Guardian Capital Fund invests at least 40% of its assets in equity securities of non-U.S. companies.

April 9, 2014

7.     Comment:      Noting that the name of the Guardian Capital Fund includes the term “Dividend,” please add an appropriate 80% test.

        Response:      The Registrant believes that its current investment policies with respect to dividends are consistent with Rule 35d-1. The Registrant believes that, in this case, the term “dividend” connotes an investment strategy rather than a type of security.

8.     Comment:      Noting that Emerging Market Risk is listed as a principal risk of the Guardian Capital Fund, please revise the Fund’s principal investment strategies to include an appropriate reference to emerging markets.

        Response:      The Registrant has revised the Prospectus in response to the staff’s comment to indicate that the Guardian Capital Fund may invest in securities of companies that are listed, or whose principal business activities are located in, emerging market countries.

9.     Comment:      If appropriate, please add Small-Cap and Mid-Cap Company Risk to the Guardian Capital Fund’s principal risks.

        Response      The Registrant has revised the Prospectus in response to the staff’s comment to include Small-Cap and Mid-Cap Company Risk among the Guardian Capital Fund’s principal risks.

10.   Comment:      With reference to the disclosure required by Item 9 of Form N-1A, please clarify the disclosure of each Fund’s investment strategies to indicate which strategies are principal and which strategies are secondary.

        Response:      This information is set forth in the table located under the heading “Summary of Investment Strategies.”

11.   Comment:      With respect to the discussion of the Funds’ use of derivative instruments, if a Fund will write credit default swaps, please confirm that the full notional value of the swap will be covered.

        Response:      The Registrant acknowledges the staff’s views regarding asset coverage. For the information of the staff, the Registrant confirms that neither Fund currently intends to use credit default swaps.

April 9, 2014

12.   Comment:      With reference to the historical performance data presented under the headings “PAM Related Performance” and “Guardian Related Performance,” please note that when historical performance data is presented net of fees and expenses incurred by accounts (including sales loads), this fact must be disclosed. If applicable, please revise the description of performance data under these headings accordingly.

        Response:      The Registrant has made the requested change.

13.   Comment:      The Prospectus indicates that historical performance data for each Fund’s subadviser is presented in accordance with Global Investment Performance Standards. The staff believes these standards allow for the exclusion of certain expenses, including administration expenses. However, the staff allows the exclusion of only custody expenses. Please ensure this disclosure complies with staff guidelines.

        Response:      The Registrant confirms that the historical performance data for each Fund’s subadviser is presented net of all fees, including management, custody and operational fees.

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We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt